Exhibit 2.1

AMENDMENT TO PURCHASE AGREEMENT

This Amendment to Purchase Agreement (the “Amendment”) is made as of the 19th day of July 2012, by and between 1761 Pinewood Holdings, LLC, a Delaware limited liability company (“Seller”), and AdCare Property Holdings, LLC, an Ohio limited liability company (“Purchaser”). Seller and Purchaser are hereinafter jointly referred to as the “Parties” and individually as a “Party”.

WHEREAS, the Seller and the Purchaser entered into a Purchase Agreement (the “Agreement”) dated as of April 27, 2012; and

WHEREAS, the Parties wish to amend the Agreement as described herein;

NOW, THEREFORE, in consideration of the mutual premises and covenants contained herein, the adequacy and sufficiency of which are hereby acknowledged, it is agreed between the Parties as follows:

1.              Defined Terms.  Unless otherwise indicated herein, capitalized terms used herein shall have the meanings ascribed to them in the Agreement.

2.              Additional Earnest Money.  Simultaneously with the execution of this Amendment, Purchaser shall wire an additional One Hundred Fifty Thousand Dollars and 00/100 ($150,000.00) (the “Additional Earnest Money”) to Seller pursuant to the wire instructions set forth on Exhibit A attached hereto. For the purposes of clarification and notwithstanding anything to the contrary contained in the Agreement, the Additional Ernest Money shall not be held in escrow pursuant to the Escrow Agreement, but shall be delivered directly to Seller as set forth in the preceding sentence. For the purposes of Section 2(b) of the Agreement, the Additional Earnest Money shall be deemed to be “Earnest Money” and shall be credited against the Purchase Price at Closing, unless the Closing does not occur due to a default by Seller in accordance with Section 17 of the Agreement, in which event the Additional Earnest Money shall be returned to Purchaser.

3.              Date of Closing.  The Parties agree that the Closing Date shall be August 31, 2012, and the transaction shall be effective as of 12:00 a.m. September 1, 2012. Section 8 of the Agreement shall be amended as follows:

a.              The date “August 1, 2012” in line 10 of Section 8 shall be deleted and replaced with “September 1, 2012”.

b.              The date “July 31, 2012” in line 11 of Section 8 shall be deleted and replaced with “August 31, 2012”.

4.              Counterparts.  This Amendment may be executed in counterparts, each of which will be an original and all of which taken together shall constitute one and the same agreement, and any Party hereto may execute this Agreement by signing any such counterpart.

5.              Miscellaneous.  This Amendment and the obligations of the Parties hereunder shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns and shall be governed by and construed in accordance with the laws governing the Agreement. This Amendment may not be modified or amended in any manner other than by a written agreement signed by all Parties. Except as otherwise expressly provided in this Amendment, the provisions of the Agreement are hereby ratified and confirmed and remain in full force and effect. The Recitals are correct and are incorporated as a substantive part of this Amendment. Delivery of this Amendment by facsimile or electronic mail by any party shall represent a valid and binding execution and delivery of this Amendment by such party.

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IN WITNESS WHEREOF, each of the Parties hereto and in the capacity indicated below has executed this Amendment as of the day and year first above written.

PURCHASER:

ADCARE PROPERTY HOLDINGS, LLC an Ohio limited liability company

By:	/s/ Christopher F. Brogdon
Christopher F. Brogdon,
Vice Chairman and Chief Acquisition Officer

SELLER:
1761 PINEWOOD HOLDINGS, LLC a Delaware limited liability company

By:	/s/ Abraham Shaulson
Name: Abraham Shaulson
Title: President